Exhibit 99- 6d

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Agency Agreement - Special Warrant Private Placement
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THIS AGREEMENT dated for reference March 3, 2000, is made

BETWEEN

AND SOFTCARE EC.COM INC., Suite 107 - 980 West 1st Street, North Vancouver, British Columbia, V7P 3N4
         (the "Issuer");

AND CANACCORD CAPITAL CORPORATION, 2200 - 609 Granville Street, Vancouver, British Columbia, V7Y 1H2

AND RESEARCH CAPITAL CORPORATION, Suite 564 - 1055 Dunsmuir Street, Vancouver, British Columbia, V7X IL4

AND HAYWOOD SECURITIES INC., 1100 - 400 Burrard Street, Vancouver, British Columbia, V6C 3A6
         (individually, an "Agent" and collectively, the "Agents").

WHEREAS:

A. The Issuer wishes to privately place with purchasers up to 1,495,000 Special Warrants at a price of $3.75 per Special Warrant;

B. The Issuer wishes to appoint the Agents to distribute the Special Warrants, and the Agents are willing to accept such appointment on the terms and conditions of this Agreement;

THE PARTIES to this Agreement therefore agree:
1.       DEFINITIONS

In this Agreement and the Recitals hereto:

         (a) "Administration Fee" means the fee to be paid to the Lead Agent by the Issuer in consideration of the Lead Agent's services in connection with the coordination and review of the Private Placement and the review of the subsequent qualification of the distribution of any of the Issuer's securities resulting from the Private Placement, by way of an AIF, exchange offering prospectus or prospectus;
         (b) "Agents' Fee" means the commission which is set out in this Agreement and which is payable by the Issuer to the Agents in consideration of the services performed by the Agents under this Agreement;



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         (c)      "Agents'  Special  Warrants" means the special warrants of the
                  Issuer to be issued as part of the Agents' Fee as set out in this Agreement which have the terms provided in this Agreement and in the certificates representing such special warrants;
         (d) "Agents' Warrants' means the share purchase warrants of the Issuer which will be issued upon the exercise or deemed exercise of the Agents' Special Warrants and which have the
                  terms  provided  in  this   Agreement  and  the   certificates
                  representing such share purchase warrants;
         (e) "Agents' Warrant Shares" means the previously unissued common shares in the capital of the Issuer, as presently constituted, which will be issued upon the exercise of the Agents' Warrants;
         (f) "AIF" has the meaning defined in the B.C. Policy and the Alberta AIF Rules;
         (g)      "Alberta Act" means the Securities Act,  (Alberta) S.A. 1981,
                  c. S-6. 1, as amended;
         (h) "Alberta AIF Rules" means Alberta Securities Commission Rule 45-501 and Companion Policy) 45-501 CP;
         (i)      "Alberta Commission" means the Alberta Securities Commission;
         (j)      "Applicable  Legislation"  means the B.C.  Act and the Alberta
                  Act,   together  with  the  regulations  and  rules  made  and
                  promulgated   thereunder   and   all   administrative   policy
                  statements, blanket orders and rulings, notices, and other administrative directions issued by the Commission,
         (k) "B.C. Act" means the Securities Act (British Columbia), R.S.B.C. 1996, as amended;
         (l)      "B.C.  Blanket Order" means Blanket Order and Ruling #98/7, or any successor instrument issued by the B.C. Commission;
         (m)      'B.C.   Commission"  means  the  British  Columbia  Securities
                  Commission;
         (n)      "B.C. Policy.  means British Columbia's Local Policy Statement
                  3-27,  or  any  successor  instrument,   issued  by  the  B.C.
                  Commission;
         (o)      "B.C. Rules" means the rules made under the B.C. Act;
         (p) "CDNX Policies" means the rules and policies of the Canadian Venture Exchange;
         (q) "Closing" means a day or days Special Warrants are issued to the Purchasers;
         (r)      "Commissions"  means  the  B.C.  Commission  and  the  Alberta
                  Commission;
         (s) "Corporate Finance Shares" means the 25,000 common shares in the capital of the Issuer to be issued to the Lead Agent by the Issuer upon the exercise of the Corporate Finance Special Warrants;
         (t) "Corporate Finance Special Warrants" means the special warrants of the Issuer to be issued to the Lead Agent as set out in this Agreement in consideration of corporate finance and structuring services provided by the Lead Agent and which have the terms provided in this Agreement and the certificates representing such special warrants;
         (u)      "Current AIF" has the meaning defined in the B.C. Policy;
         (v) "Distribution" means the proposed issuance of Shares and Warrants to the holders of the Special Warrants on the deemed exercise of the Special Warrants, the proposed issuance of the Agents' Warrants to holders of the Agents' Special Warrants on the deemed exercise of the Agents' Special Warrants, and the proposed issuance of Corporate Finance Shares on the deemed exercise of the Corporate Finance Special Warrants,





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                                       -3-

         (w) "Eligibility Date" means the date on which the Issuer receives confirmation of filing of its AIF from the Alberta Commission and is in a position to deliver a certificate in the form contemplated by the Alberta AIF Rules to the Agent, upon the distribution of the Shares and Warrants which underlie the Special Warrants;
         (x)      "Exchange" means the Canadian Venture Exchange;
         (y) "Exemptions" means the exemptions from the prospectus requirements under section 74(2)(4) of the B.C. Act and sections 107(l)(d) of the Alberta Act;
         (z) "Filing Deadline" means the date the Private Placement documentation is required to be filed with the Exchange, or any extension thereof;
         (aa)     "Final  Closing"  means the last  closing  under  the  Private
                  Placement;
         (bb)     "First  Closing"  means the  first closing  under the  Private
                  Placement;
         (cc)     "Lead Agent" means Canaccord Capital Corporation;
         (dd) "Material Change" has the meaning defined in the Applicable Legislation;
         (ee) "Material Fact" has the meaning defined in the Applicable Legislation;
         (ff) "Private Placement' means the offering of the Special Warrants on the terms and conditions of this Agreement;
         (gg) "Purchasers" means the purchasers of Special Warrants pursuant to the Private Placement;
         (hh) "Qualifying Issuer" has the meaning defined in the B.C. Blanket Order and the Alberta AIF Rules;
         (ii)     "Regulation  S"  means  Regulation  S  promulgated  under  the
                  Securities Act of 1933 (United States), as amended;
         (jj)     "Regulatory   Authorities"   means  the  Commissions  and  the
                  Exchange;
         (kk)     "Release Date" means:
                  (i)    if the Purchaser is resident in British Columbia,  that
                         day which falls four months from the Closing;
                  (ii)   if  the   Purchaser   is  resident   in  Alberta,   the
                         Eligibility  Date  or,  if  the Eligibility   Date  has
                         occurred  before  that day which falls four months from
                         the Closing,  that day which falls four months from the
                         Closing;
         (ll) "Securities' means the Special Warrants, the Shares, the Warrants, the Warrant Shares, the Agents' Special Warrants, the Agents' Warrants, the Agents' Warrant Shares, the Corporate Finance Special Warrants and the Corporate Finance Shares;
         (mm) "Shares" means the previously unissued common shares in the capital of the Issuer, as presently constituted, which will be issued upon the exercise or deemed exercise of the Special Warrants;
         (nn) "Special Warrants" means the special warrants of the Issuer to be offered by the Issuer pursuant to this Agreement having the terms provided in this Agreement and the certificates representing such special warrants and the Special Warrant Indenture;



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         (oo)     "Special  Warrant  Indenture"  means an indenture  between the
                  Trustee and the Issuer providing for the issuance of Special Warrants, satisfactory in form and substance to the Agents;
         (pp)     "Trustee' means Pacific Corporate Trust Company;
         (qq) "Warrants" means the share purchase warrants of the Issuer which will be issued upon the exercise or deemed exercise of the Special Warrants and which have the terms provided in this
                  Agreement  and  the  certificates   representing   such  share
                  purchase warrants;
         (rr) "Warrant Indenture" means an indenture between the Trustee and the Issuer providing for the issuance of Warrants, satisfactory in form and substance to the Agents; and
         (ss) "Warrant Shares" means the previously unissued common shares in the capital of the Issuer, as presently constituted, which will be issued upon the exercise of the Warrants.

2.       APPOINTMENT OF AGENTS

The Issuer appoints the Agents as its exclusive agent and the Agents accept the appointment and agree to act as the exclusive agents of the Issuer to use their commercially reasonable efforts to find and introduce to the Issuer potential purchasers to purchase up to 1,495,000 Special Warrants, at a price of $3.75 per Special Warrant, by way of private placement under the Exemptions.

2.2 The rights and obligations of the Agents under this Agreement, including but not limited to the right and obligation to offer the Special Warrants and the entitlement to the Agents' Fee, will be several (as distinguished from joint) rights and obligations for each Agent.

2.3 Except as otherwise specifically provided in this Agreement, the rights and obligations of the Agents will be divided in the proportions in which the Agents participate in the Private Placement.

2.4      The Agents will participate in the Private Placement as follows:

         Canaccord Capital Corporation               739,000 Special Warrants

         Research Capital Corporation                426,000 Special Warrants

         Haywood Securities Inc.                     330,000 Special Warrants

2.5 This Agreement will be construed in relation to each Agent as if separate agreements had been made between the Issuer and each Agent.

3.       SPECIAL WARRANTS

3.1 The Special Warrants will be issued and registered in the names of the Purchasers or their nominees.

3.2 Each Special Warrant will entitle the holder to acquire one Share and one half of one Warrant, without further payment, on the exercise or deemed exercise of the Special Warrant.

3.3 Each Special Warrant may be exercised by the holder in whole or in part at any time after the Closing on which the Special Warrant was issued. All unexercised Special Warrants will be deemed to be exercised on that day which is the earlier of:
         (a) 330 days from the Closing on which such Special Warrants were issued; and



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         (b)      the fifth business day after the Release Date.

3.5 Upon exercise or deemed exercise, the Special Warrants will be automatically cancelled and will have no further force or effect.

3.6      The Special Warrants will be non-transferable.

3.7 The Special Warrant Indenture will contain, among other things, provisions for the appropriate adjustment in the class and number of Shares and Warrants and the exercise price of Warrants issued upon exercise or deemed exercise of the Special Warrants upon the occurrence of certain events, including any subdivision, consolidation or reclassification of the Issuer's common shares, the payment of stock dividends and the amalgamation of the Issuer.

3.8 The issuance of the Special Warrants will not restrict or prevent the Issuer from obtaining any other financing, or from issuing additional securities or rights prior to the deemed exercise of the Special Warrants.

4.       WARRANTS

4.1 The Warrants will be issued under the Warrant Indenture and registered in the name of the Purchasers or their nominees.

4.2 The right to purchase a Warrant Share under a Warrant may be exercised at any time until the close of business on the day which is 12 months from the date of issue of the Special Warrant under which such Warrant was issued to the holder.

4.3 One whole Warrant will entitle the holder, on exercise, to purchase one Warrant Share at a price of $4.25 per Warrant Share.

4.4      The Warrants will be non-transferable.

4.5 The Warrant Indenture will, among other things, include provisions for the appropriate adjustment in the class, number and price of the Warrant Shares issued upon exercise of the Warrants upon the occurrence of certain events, including any subdivision, consolidation or reclassification of the Issuer's common shares, the payment of stock dividends and the amalgamation of the Issuer.

4.6 The issue of the Warrants will not restrict or prevent the Issuer from obtaining any other financing, or from issuing additional securities or rights, during the period within which the Warrants may be exercised.

5.       AGENTS' FEE

5.1 In consideration of the services performed by the Agents under this Agreement, the Issuer agrees to pay to the Agents on each Closing an Agents' Fee consisting of:
         (a) a cash payment equal to 8% of the gross proceeds received by the Issuer from the sale of the Special Warrants on such Closing (the "Cash Payment"); and
         (b) that number of Agents' Special Warrants which is equal to 10% of the number of Special Warrants sold on such Closing.
5.2 The gross Cash Payment will be distributed amongst the Agents as follows:
         (a)      6% of the gross Cash Payment will be paid to the Lead Agent;




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         (b)      the  remainder  of the  gross  Cash  Payment  will be  divided amongst the Agents in the proportions in which the Agents participate in the Private Placement.

5.3 The Agents' Special Warrants will have the same terms and conditions as the Special Warrants except that instead of entitling the holder to acquire one Share and one half of a Warrant, each Agents' Special Warrant will entitle the holder to acquire one Agents' Warrant, without further payment, on the exercise or deemed exercise of an Agents' Special Warrant and the Agents' Special Warrants will be registered in the name of the Agents or such other party or parties as the Agents may reasonably request.

5.4 The Agents' Warrants will have the same terms and conditions as the Warrants, except that:
         (a) the Agents' Warrants will be non-transferable except as permitted by the B.C. Act and any order granted by the Commissions;
         (b) the Agents' Warrants will entitle the Agents, on exercise, to purchase one Agents' Warrant Share at a price of $3.75 per Warrant Share; and
         (c) the Agents' Warrants and Agents' Warrant Shares will be registered in the name of the Agents or such other party or parties as the Agents may reasonably request.

5.5 The Issuer agrees not to place a U.S. securities law restrictive legend on the certificates representing the Agents' Special Warrants, the Agents' Warrants or the Agents' Warrant Shares.

5.6 The Issuer will also pay the Lead Agent, on completion or cancellation of the Private Placement, the Administration Fee, in an amount to be determined by the Lead Agent not exceeding $7,000, in the aggregate, plus G.S.T. for the Lead Agent's services.

5.7 In connection with the Private Placement, the Issuer agrees to issue Corporate Finance Special Warrants convertible at no cost to 25,000 Corporate Finance Shares to the Lead Agent on the Final Closing.

6.       OFFERING RESTRICTIONS

6.1 The Agents will only sell the Special Warrants to persons who represent themselves as being persons:
         (a) purchasing as principal or persons who are deemed by law or discretionary order to be purchasing as principal;
         (b) qualified to purchase the Special Warrants, the Shares and the Warrants under the Exemptions; and
         (c) who are not U.S. Persons, or in the United States (which terms herein shall have the meanings defined in Regulation S).

6.2 The Agents agree that at the time any buy order for the Special Warrants is placed by clients of the Agents, the buyer will be outside the United States, or the Agents and all persons acting on their behalf will reasonably believe that the buyer is outside the United States, and neither the Agents nor any person acting on their behalf will have knowledge that such transaction has been pre-arranged with a buyer in the United States.

6.3 Neither the Issuer, the Agents, nor any of their respective affiliates, nor any person acting on behalf of any of the foregoing, will offer or sell any of the Securities to U.S. Persons or in the United States, or undertake any activity for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market for the Securities in the United States.

6.4 The Private Placement has not been and will not be advertised in any way.


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6.5 No selling or  promotional  expenses  will be paid or incurred in connection
Placement, except for professional services or for services performed by a registered dealer.

7.       SUBSCRIPTIONS

The Agents will use their best efforts to obtain from each Purchaser introduced by the Agents, and deliver to the Issuer, on or before the Filing Deadline duly completed and signed subscriptions in the form attached as Schedule "A" or in such other form consented to by the Issuer and the Agents and executed by the Purchaser.

8.       FILINGS WITH THE REGULATORY AUTHORITIES

8.1 The Issuer will forthwith give to the Exchange written notice of the terms of this Agreement and the proposed Private Placement and all other information required by the CDNX Policies (the "Notice").

8.2 The Issuer will forthwith provide the Agents and their solicitor with a copy of the Notice, and, forthwith on receipt, a copy of the preliminary and final letters of acceptance of the Notice from the Exchange.

8.3 The Issuer will file all required documents, pay all required filing fees and undertake any other actions required by the CDNX Policies in order to obtain the approval of the Exchange to the Private Placement.

8.4 Within 10 days of each Closing of the Private Placement, the Issuer will:
         (a) file with the Commissions any report required to be filed by the Applicable Legislation in connection with the Private Placement, in the required form; and
         (b) provide the Agents' solicitor with copies of the report or reports.

9.       CLOSINGS

9.1      In this Section:
         (a)      "Certificates" means the certificates representing the Special
                  Warrants  sold  and  the  Agents  Special   Warrants  and  the
                  Corporate Finance Special Warrants to be issued on a Closing in the names and denominations reasonably requested by the Agents or the Purchasers, as the case may be; and
         (b) "Proceeds" means the gross proceeds of the sale of Special Warrants on a Closing, less:
                  (i)      the Cash Payment;
                  (ii)     the Administration Fee;
                  (iii) the reasonable expenses of the Agents in connection with the Private Placement which have not been paid by the Issuer;
                  (iv) any amount which has been attached by garnishing order or other form of attachment; and
                  (v) any amount paid directly to the Issuer by purchasers in connection with the Private Placement.




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                                       -8-

9.2 The Issuer and the Agents will cause the Closing to take place in one or more closings however, the Final Closing will occur within five business days after the date of the final letter of acceptance of the Exchange for the Private Placement or such longer period as is agreed to by the Issuer and the Agents.

9.3 The Issuer will, on each Closing, issue and deliver the Certificates to the Agents, or at the Agents' request, to the Purchasers, against payment of:
         (a) 40% of the Proceeds (the "Escrowed Funds") to the Trustee to be held in accordance with the Special Warrant Indenture and the Trustee shall pay the same and any interest accrued thereon to the Issuer on the earlier of the Eligibility Date or 12 months from Closing; and
         (b)      the balance of the Proceeds to the Issuer.

9.4 If the Issuer has satisfied all of its material obligations under this Agreement, the Agents will, on each Closing, pay the Proceeds to the Issuer and the Trustee, as appropriate, against delivery of the Certificates.

9.5 The Issuer will endorse the Certificates, and the certificates representing any Shares, Warrants, Warrant Shares, Agents' Warrants, Agents' Warrant Shares and Corporate Finance Shares issued prior to the earlier of the Release Date and the expiry of the hold period prescribed by the Applicable Legislation, with a statement that:
         (a) the securities represented by the certificate are subject to a hold period and may not be traded in British Columbia or Alberta until the expiry of the hold period except as permitted by the Applicable Legislation; and
         (b)      specifies the date the hold period expires, being as follows:
                  (i) in British Columbia, being four months from each Closing; and
                  (ii) in Alberta, 12 months from each Closing for the Shares and Warrant Shares and 18 months from each Closing for the Special Warrants and Warrants or, if the Eligibility Date has occurred prior to the exercise of the Special Warrants, four months from each Closing.

10. CONDITIONS OF CLOSINGS

10.1 The obligations of the Agents on each Closing will be conditional upon the following:
         (a) on each Closing the Issuer will have delivered to the Agents and their solicitor a favourable opinion of the Issuer's solicitor dated as of the date of such Closing, in a form acceptable to the Agents and their solicitor as to all legal matters reasonably requested by the Agents relating to the business of the Issuer and the creation, issuance and sale of the Securities;
         (b) on each Closing, the Issuer will have delivered to the Agents and their solicitor such certificates of its officers and experts who may have assisted in the preparation of the Offering Memorandum, if any, comfort letters or opinions of its auditors, and other documents relating to the Private Placement or the affairs of the Issuer as the Agents or their solicitor may reasonably request; and
         (c) each representation and warranty of the Issuer which is contained in this Agreement continues to be true, and the Issuer has performed or complied with all of its covenants, agreements and obligations under this Agreement.




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10.2     Each Closing and the obligations of the Issuer and the Agents to complete the issue and sale of the Securities are subject to:
         (a) receipt of all required regulatory approval for or acceptance of the Private Placement; and
         (b) the removal or partial revocation of any cease trading order or trading suspension made by any competent authority to the extent necessary to complete the Private Placement.

11.      MATERIAL CHANGES

The Issuer agrees that if, between the date of this Agreement and five days after the Release Date, a Material Change, or a change in a Material Fact occurs, the Issuer will:
         (a) as soon as practicable notify the Agents in writing, setting forth the particulars of such change;
         (b) as soon as practicable, issue and file with the Regulatory Authorities a press release that is authorized by a senior officer disclosing the nature and substance of the change;
         (c) as soon as practicable file with the Commissions the report required by the applicable securities legislation and in any event no later than 10 days after the date on which the change occurs;
         (d)      provide  copies of that press release,  when issued,  and that report, when filed, to the Agents and their solicitor;
         (e)      amend the Prospectus,  if any, to reflect the change, provided it has first obtained the approval of the Agents to the form and substance of the amendment, such approval not to be unreasonably withheld, and
         (f) if an amendment is prepared to the Prospectus, if any, file such amendment with each of the Commissions in the time limited by the Applicable Legislation, and provide the Agents without charge with as many commercial copies of such amendment as it may reasonably require.

12.      ANNUAL INFORMATION FORM

12.1 The Issuer has filed a Current AIF in British Columbia and therefore, as long as the requirements of the B.C. Blanket Order are met, Purchasers who are resident in British Columbia will have the shortened hold period provided in the B.C. Policy.

12.2 The Issuer will use its best efforts to fide an AIF in Alberta and to have the Eligibility Date occur within 120 days immediately following the date of Closing and to otherwise comply with the Alberta AIF Rules in order to permit Purchasers who are resident in Alberta to have the shortened hold period provided therein.

12.3 In the event that an AIF is filed in Alberta, the Issuer will promptly notify the Agents of the receipt of the confirmation of filing its AIF issued by the Alberta Commission and will provide the Agents with:

         (a) a copy of the AIF which has been filed with the Alberta Commission; and
         (b)      a copy of the certificate required by the Alberta AIF Rules.

12.4 If the Eligibility Date does not occur by the first business day 120 days immediately following the Closing, then the Issuer will continue to use its best efforts to have the Release Date for Securities held by Purchasers resident in Alberta occur prior to the date which is 330 days after the Closing.



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                                      -10-

13.      TERMINATION

13.1 The Agents may terminate their obligations under this Agreement by notice in writing to the Issuer at any time before the Final Closing if;

         (a) an adverse Material Change, or an adverse change in a Material Fact relating to any of the Securities, occurs or is announced by the Issuer;
         (b) there is an event, accident, governmental law or regulation or other occurrence of any nature which, in the opinion of the Agents, seriously affects or will seriously affect the financial markets, or the business of the Issuer or its subsidiaries, if any, or the ability of the Agents to perform its obligations under this Agreement, or a Purchaser's decision to purchase the Special Warrants;
         (c) following a consideration of the history, business, products, property or affairs of the Issuer or its principals and promoters, or of the state of the financial markets in general, or the state of the market for the Issuer's securities in particular, the Agents determine, in their sole discretion, that it is not in the interest of the Purchasers to complete the purchase and sale of the Special Warrants,
         (d) the Securities cannot, in the opinion of the Agents, be marketed due to the state of the financial markets, or the market for the Special Warrants in particular;
         (e) an enquiry or investigation (whether formal or informal) in relation to the Issuer, or the Issuer's directors, officers or promoters, is commenced or threatened by an officer or official of any competent authority;
         (f) any order to cease, halt or suspend trading (including an order prohibiting communications with persons in order to obtain expressions of interest) in the securities of the Issuer prohibiting or restricting the Private Placement or the Distribution is made by a competent regulatory authority and that order is still in effect;
         (g) the Issuer is in breach of any material term of this Agreement; or
         (h) the Agents determine that any of the representations or warranties made by the Issuer in this Agreement is false or has become false.

13.2 The Agents' obligations hereunder will terminate if the Exchange does not issue its final letter of acceptance, subject only to usual post-Closing filings with the Exchange, of the Private Placement within 90 days of the reference date of this Agreement, unless otherwise agreed in writing by the Agents.

13.3 In addition to the other termination  rights of the Agents,  the Agents may
terminate   their   obligations   under  this  Agreement  with  respect  to  the
Distribution at anytime prior to the Release Date if:

         (a) an adverse Material Change, or an adverse change in a Material Fact relating to any of the Securities, occurs or is announced by the Issuer,
         (b) an enquiry or investigation (whether formal or informal) in relation to the Issuer, or the Issuer's directors, officers or promoters, is commenced or threatened by an officer or official of any competent authority,
         (c) any order to cease trading (including an order prohibiting communications with persons in order to obtain expressions of interest) in the securities of the Issuer is made by a competent regulatory authority and that order is still in effect;
         (d) the Issuer is in breach of any material term of this Agreement; or

         (e) the Agents determine that any of the representations or warranties made by the Issuer in this Agreement is false or has become false.

14.      WARRANTIES, REPRESENTATIONS AND COVENANTS

14.1 The Issuer warrants and represents to and covenants with the Agents that:

         (a) the Issuer and its subsidiaries, if any, are valid and subsisting corporations duly incorporated and in good standing under the laws of the jurisdiction in which they are incorporated, continued or amalgamated;
         (b) the Issuer and its subsidiaries, if any, are duly registered and licenced to carry on business in the jurisdictions in which they carry on business or own property where so required by the laws of that jurisdiction;
         (c) the authorized and issued capital of the Issuer are as dis-closed to the Exchange and the outstanding shares of the Issuer are fully paid and non-assessable;
         (d) the Issuer will reserve or set aside sufficient shares in its treasury to issue the Shares, the Warrant Shares, the Agent's Warrant Shares and the Corporate Finance Shares and all such shares will be duly and validly issued as fully paid and non-assessable;
         (e)      except as qualified  by the  disclosure  in all  prospectuses, filing statements, annual information forms, including the Issuer's Current AIF, and press releases filed with the
                  Commissions or the Exchange, or the Offering Memorandum, if any, (the "Disclosure Record") the Issuer is the beneficial owner of the properties, business and assets or the interests in the properties, business or assets referred to in the Disclosure Record, all agreements by which the Issuer holds an interest in a property, business or assets are in good standing according to their terms and the properties are in good standing under the applicable laws of the jurisdictions in which they are situated;
         (f) the Disclosure Record, subscription form and all other written or oral representations made by the Issuer to a Purchaser or potential Purchaser in connection with the Private Placement will be accurate in all material respects and will omit no fact, the omission of which will make such representations misleading or incorrect;
         (g) the financial statements contained in the Offering Memorandum, if any, filed with the Commissions or supplied by the Issuer to the Agents in connection with the Private Placement have been prepared in accordance with Canadian generally accepted accounting principles, accurately reflect the financial position and all material liabilities (accrued, absolute, contingent or otherwise) of the Issuer, and its subsidiaries, if any, as of the date thereof, and no adverse material changes in the financial position of the Issuer have taken place since the date thereof, save in the ordinary course of the Issuer's business;
         (h) the Issuer has complied and will comply fully with the requirements of all applicable corporate and securities laws and administrative policies and directions, including, without limitation, the Applicable Legislation in relation to the issue and trading of its securities and in all matters relating to the Private Placement and the Distribution;
         (i) there is not presently, and will not be until the closing of the Distribution, any Material Change or change in any Material Fact relating to the Issuer which has not been or will not be fully disclosed to the Agents;
         (j) the issue and sale of the Securities by the Issuer and the Agents does not and will not conflict with, and does not and will not result in a breach of, any of the terms of its incorporating documents or any agreement or instrument to which the Issuer is a party;

         (k) neither the Issuer nor any of its subsidiaries is a party to any actions, suits or proceedings which could materially affect its business or financial condition, and to the best of the Issuer's knowledge no such actions, suits or proceedings are contemplated or have been threatened which are not disclosed in the Disclosure Record;
         (l) there are no judgments against the Issuer or any of its subsidiaries, if any, which are unsatisfied, nor are there any consent decrees or injunctions to which the Issuer or any of its subsidiaries, if any, is subject;
         (m) this Agreement has been or will be by the First Closing, duly authorized by all necessary corporate action on the part of the Issuer, and the Issuer has full corporate power and authority to undertake the Private Placement, qualify the Prospectus, if any, and undertake the Distribution and file an AIF;
         (n) the Issuer is an "exchange issuer" within the meaning of the B.C. Act and a "reporting issuer" in British Columbia and Alberta and is not in default of any of the requirements of the Applicable Legislation or any of the administrative policies or notices of the Regulatory Authorities;
         (o) no order ceasing, halting or suspending trading in securities of the Issuer nor prohibiting the sale of such securities has been issued to and is outstanding against the Issuer or its directors, officers or promoters or against any other companies that have common directors, officers or promoters and no investigations or proceedings for such purposes are pending or threatened;
         (p) the Issuer satisfies and will satisfy all necessary requirements under the Exemptions in order to permit the sale of the Special Warrants to Purchasers who are qualified to purchase the Special Warrants under the Exemptions, pursuant to this Private Placement;
         (q) except as disclosed in the Disclosure Record or otherwise to the Regulatory Authorities, no person has any right, agreement or option, present or future, contingent or absolute, or any right capable of becoming such a right, agreement or option, for the issue or allotment of any unissued shares in the capital of the Issuer or its subsidiaries, if any, or any other security convertible into or exchangeable for any such shares, or to require the Issuer or its subsidiaries, if any, to purchase, redeem or otherwise acquire any of the issued and outstanding shares in its capital;
         (r) the Issuer and its subsidiaries, if any, have filed all federal, provincial, local and foreign tax returns which are required to be filed, or have requested extensions thereof, and have paid all taxes required to be paid by them and any other assessment, fine or penalty levied against them, to the extent that any of the foregoing is due and payable, except for such assessments, fines and penalties which are currently being contested in good faith,
         (s) the Issuer and its subsidiaries, if any, have established on their books and records reserves which are adequate for the payment of all taxes not yet due and payable and there are no liens for taxes on the assets of the Issuer or its subsidiaries, if any, except for taxes not yet due, and there are no audits of any of the tax returns of the Issuer or its subsidiaries, if any, which are known by the Issuer's management to be pending, and there are no claims which have been or may be asserted relating to any such returns which, if determined adversely, would result in the assertion by any governmental agency of any deficiency which would have a material adverse effect on the properties, business or assets of the Issuer or its subsidiaries, if any;
         (t) the Issuer owns or possesses adequate rights to use all material patents, trademarks, service marks, trade names, copyrights, trade secrets, information, proprietary rights and other intellectual property necessary for the business of the Issuer now conducted and proposed to be conducted, without any conflict with or infringement of the rights of others. The Issuer has received no communication alleging that the Issuer has violated or, by conducting its business as proposed, would violate any of the patents, trademarks, service marks, trade names, copyrights or trade secrets or other proprietary rights of any other person or entity. Neither the execution or delivery of this Agreement nor the carrying on of the business of the Issuer by the employees of the Issuer, nor the conduct of the business of the Issuer will conflict with or result in a breach of the terms, conditions, or provisions of or constitute a default under, any contract, covenant or instrument under which any of such employees is now obligated,
         (u) other than the Agents, no person, firm or corporation acting or purporting to act at the request of the Issuer is entitled to any brokerage, agency or finder's fee in connection with the transactions described herein;
         (v) the certifications in Appendix I are true and correct and will be true and correct as of the date of the Closing;
         (w)      the Issuer is, and will be at Closing,  a  Qualifying  Issuer;
                  and
         (v) the warranties and representations in this Section are true and correct and will remain so as of the Final Closing and upon the completion of the Distribution.

14.2     The Agents warrant and represent to the Issuer that each of the Agents:

         (a) is a valid and subsisting corporation under the law of the jurisdiction in which it was incorporated;

         (b)      is a broker registered under the Applicable Legislation;

         (c)      is a member in good standing of the Exchange; and

         (d)      will  sell  the  Special   Warrants  in  compliance  with  the
                  Applicable Legislation.

15. EXPENSES, OF AGENTS

15.1 The Issuer will pay all of the expenses of the Private Placement, the AIF and the Distribution and all the expenses reasonably incurred by the Agents in connection with the Private Placement, the AIF and the Distribution including, without limitation, the reasonable fees and expenses of the solicitor for the Agents.

15.2 The Issuer will pay the expenses referred to in the previous Subsection even if the transactions contemplated by this Agreement are not completed or this Agreement is terminated, unless the failure of acceptance or completion or the termination is the result of a breach of this Agreement by the Agents.

15.3 The Agents may, from time to time, render accounts for its expenses in connection with the Private Placement, the AIF and the Distribution to the Issuer for payment on or before the dates set out in the accounts.

15.4 The Issuer authorizes the Agents to deduct their reasonable expenses in connection with the Private Placement from the proceeds of the Private Placement and any advance payments made by the Issuer, including expenses for which an account has not yet been rendered.

16.      GARNISHING ORDERS

16.1 If at any time, up to and including the Final Closing, the Agents receive a garnishing order or other form of attachment purporting to attach or garnish a part or all of the sale price of any of the Securities, the Agents will be free to pay the amount purportedly attached or garnished into court.

16.2 Any payment by the Agents into court pursuant to a garnishing order will be deemed to have been received by the Issuer as payment by the Agents against the sale price of the Securities to the extent of the amount paid, and the Issuer will be bound to issue and deliver the Securities proportionately to the amount paid by the Agents.

16.3 The Agents will not be bound to ascertain the validity of any garnishing order or attachment, or whether in fact it attaches any moneys held by the Agents, and the Agents will be free to act with impunity in replying to any garnishing order or attachment.

16.4 The Issuer will release, indemnify and save harmless the Agents in respect of all damages, costs, expenses or liability arising from any acts of the Agents under this Section.

17.      INDEMNITY

17.1 The Issuer will indemnify the Agents and each of the Agents' agents, directors, officers and employees (individually, an "Indemnified Party" and collectively, the "Indemnified Parties") and save them harmless against all losses, claims, damages or liabilities:

         (a) existing by reason of an untrue statement contained in the Disclosure Record, subscription agreement or other written or oral representation made by the Issuer to a Purchaser or potential Purchaser in connection with the Private Placement, or in the Prospectus or in the AIF or other written or oral representation made by the Issuer in connection with the Distribution, or by reason of the omission to state any fact necessary to make such statements or representations not misleading (except for information and statements supplied by and relating solely to the Agent);
         (b) arising directly or indirectly out of any order made by any regulatory authority, based upon an allegation that any such untrue statement, representation or omission exists (except information and statements supplied by and relating solely to the Agent), that trading in or distribution of any of the Securities is to cease;
         (c) resulting from the failure by the Issuer to obtain the requisite regulatory approval to the Private Placement or confirmation of filing the AIF unless the failure to obtain such approval is the result of a breach of this Agreement by the Agents;
         (d) resulting from any failure by the Issuer to file the Offering Memorandum, if required by the Applicable Legislation, or Prospectus, or an amendment or supplement to either of them;
         (e) resulting from the breach by the Issuer of any of the terms of this Agreement;
         (f)      resulting  from any  representation  or  warranty  made by the
                  Issuer herein not being true or ceasing to be true;
         (g)      if the  Issuer  fails to issue and  deliver  the  certificates representing the Securities in the form and denominations satisfactory to the Agents at the time and place required by the Agents with the result that any completion of a sale of the Securities does not take place; or
         (h) if, following the completion of a sale of any of the Securities, a determination is made by any competent authority setting aside the sale, unless that determination arises out of an act or omission by the Agents.

17.2 If any action or claim is brought against an Indemnified Party in respect of which indemnity may be sought from the Issuer pursuant to this Agreement, the Indemnified Party will promptly notify the Issuer in writing.

17.3 The Issuer will assume the defence of the action or claim, including the employment of counsel and the payment of all expenses.

17.4 The Indemnified Party will have the right to employ separate counsel, and the Issuer will pay the reasonable fees and expenses of such counsel.

17.5 The indemnity provided for in this Section will not be limited or otherwise affected by any other indemnity obtained by the Indemnified Party from any other person in respect of any matters specified in this Agreement and will continue in full force and effect until all possible liability of the Indemnified Parties arising out of the transactions contemplated by this Agreement has been extinguished by the operation of law.

17.6 If indemnification under this Agreement is found in a final judgment (not subject to further appeal) by a court of competent jurisdiction not to be available for reason of public policy, the Issuer and- the Indemnified Parties will contribute to the losses, claims, damages, liabilities or expenses (or actions in respect thereof) for which such indemnification is held unavailable in such proportion as is appropriate to reflect the relative benefits to and fault of the Issuer, on the one hand, and the Indemnified Parties on the other hand, in connection with the matter giving rise to such losses, claims, damages, liabilities or expenses (or actions in respect thereof). No person found liable for a fraudulent misrepresentation (within the meaning of applicable securities laws) will be entitled to contribution from any person who is not found liable for such fraudulent misrepresentation.

17.7 To the extent that any Indemnified Party is not a party to this Agreement, the Agents will obtain and hold the right and benefit of this section in trust for and on behalf of such Indemnified Party.

18.      ASSIGNMENT AND SELLING GROUP PARTICIPATION

18.1 The Agents will not assign this Agreement or any of its rights under this Agreement or, with respect to the Securities, enter in to any agreement in the nature of an option or a sub-option unless and until, for each intended transaction, the Agents have obtained the consent of the Issuer, and any required notice has been given to and accepted by the Regulatory Authorities.

18.2 The Agents may offer selling group participation in the normal course of the brokerage business to selling groups of other licensed dealers, brokers and investments dealers, who may or who may not be offered part of the Agents' Fee.

19.      NOTICE

19.1 Any notice under this Agreement will be given in writing and must be delivered, sent by facsimile transmission or mailed by prepaid post and addressed to the party to which notice is to be given at the address indicated above, or at another address designated by the party in writing.

19.2 If notice is sent by facsimile transmission or is delivered, it will be deemed to have been given at the time of transmission or delivery.

19.3 If notice is mailed, it will be deemed to have been received 48 hours following the date of mailing of the notice.

19.4 If there is an interruption in normal mail service due to strike, labour unrest or other cause at or prior to the time a notice is mailed the notice will be sent by facsimile transmission or will be delivered.

                                      -16-
20.      TIME

Time is of the essence of this Agreement and will be calculated in accordance with the provisions of the Interpretation Act (British Columbia).

21.      SURVIVAL OF REPRESENTATIONS AND WARRANTIES

The representations, warranties, covenants and indemnities of the Issuer and the Agents contained in this Agreement will survive the Final Closing.

22.      LANGUAGE

This Agreement is to be read with all changes in gender or number as required by the context.

23.      ENUREMENT

This Agreement enures to the benefit of and is binding on the parties to this Agreement and their successors and permitted assigns.

24.      HEADINGS

The headings in this Agreement are for convenience of reference only and do not affect the interpretation of this Agreement.

25.      COUNTERPARTS

This Agreement may be executed in two or more counterparts and may be delivered by facsimile transmission, each of which will be deemed to be an original and all of which will constitute one agreement, effective as of the reference date given above.

26.      LAW

This Agreement is governed by the law of British Columbia, and the parties hereto irrevocably attorn and submit to the jurisdiction of the courts of British Columbia with respect to any dispute related to this Agreement.

This document was executed and delivered as of the date given above:

The common seal of                          )
SOFTCARE EC.COM INC.                        )
was hereunto affixed in the presence of:    )
                                            )
--------------------------------------------)
Authorized Signatory                        )        c/s
                                            )
--------------------------------------------)
Authorized Signatory                        )
                                            )
The common seal of                          )
CANACCORD CAPITAL CORPORATION               )
was hereunto affixed in the                 )
presence of:                                )
                                            )
--------------------------------------------)
Authorized Signatory                        )        c/s
                                            )
--------------------------------------------)
Authorized Signatory                        )
                                            )
The common seal of                          )
RESEARCH CAPITAL CORPORATION                )
was hereunto affixed in the                 )
presence of:                                )
                                            )
--------------------------------------------)
Authorized Signatory                        )        c/s
                                            )
--------------------------------------------)
Authorized Signatory                        )
                                            )
The common seal of                          )
HAYWOOD SECURITIES INC.                     )
was hereunto affixed in the                 )
presence of:                                )
                                            )
--------------------------------------------)
Authorized Signatory                        )        c/s
                                            )
--------------------------------------------)
Authorized Signatory                        )

                      APPENDIX I - CERTIFICATION BY ISSUER
The Issuer certifies that:

         (a) the distribution of Special Warrants to the Purchaser pursuant to this Private Placement will be made by the Issuer in a security of its own issue;

         (b)      the Issuer is and will be at the Closing, a Qualifying Issuer;

         (c) the Issuer has filed or prior to Closing will have filed a Current AIF together with all supporting documents as set out in the B.C. Policy or its Former Policy (as that term is defined in the B.C. Blanket Order);

         (d) the Issuer has and will have filed all documents that are required to be filed under the continuous disclosure provisions of the B.C. Act and the B.C. Rules, including annual and interim financial information and annual reports, press releases disclosing material changes and material change reports;

         (e) the Issuer has not and will not have made a substantial transaction (as that term is used in the B.C. Policy) since its Current AIF, unless the Issuer has filed a material change report in compliance with section 5.14 of the B.C. Policy or an amended AIF in compliance with section 4.12 of the Former Policy; and

         (f) the Executive Director of the B.C. Commission has not advised the Issuer in writing that its securities are not eligible for the shorter hold period provided for in the B.C. Blanket Order.

                                   SCHEDULE "A"
                                 SPECIAL WARRANT
                    PRIVATE PLACEMENT SUBSCRIPTION AGREEMENT

THIS AGREEMENT dated for reference March 3, 2000
BETWEEN
         -----------------------------------------------------------------------
         -----------------------------------------------------------------------
"Purchaser")

AND      SOFTCARE EC.COM INC., Suite 107 - 980 West 1st Street, North
         Vancouver, British Columbia, V7P 3N4
                                                                 (the "Issuer").

Subject and pursuant to the terms set out in Appendix III attached hereto, the Purchaser hereby irrevocably subscribes for, and on Closing will purchase from the Issuer the following securities at the following price:

                                    Special Warrants;
         ---------------------------

         $3.75 per Special Warrant for a total purchase price of $______________

NUMBER OF SECURITIES IN THE ISSUER HELD EITHER DIRECTLY OR INDIRECTLY:__________ The Purchaser hereby directs the Issuer to issue, register and deliver the certificates representing the Special Warrants as follows:

Registration Instructions:             Delivery Instructions:

------------------------------         ------------------------------
Name to appear on certificate          Name and account reference, if applicable

------------------------------         ------------------------------
Account reference, if applicable       Contact Name

------------------------------         ------------------------------
Address                                Address

------------------------------         ------------------------------
                                       Telephone Number)

EXECUTED by the Purchaser this __________day of _________, 2000.


WITNESS:

------------------------------         ------------------------------
Signature of Witness                   Signature of individual
                                       (if Purchaser is an individual)

------------------------------         ------------------------------
Name of Witness                        Authorized Signatory
                                       (if Purchaser is not an individual)

------------------------------         -----------------------------
Address of Witness                     Name of Purchaser (please print)

------------------------------         -----------------------------
Name of Authorized Signatory
(please print)

------------------------------         ------------------------------
                                       Address of Purchaser
                                       (residence if an individual)
ACCEPTED this ________ day of ___,2000.

------------------------------

SOFTCARE EC.COM INC.
Per:

------------------------------
Authorized Signatory

                                  APPENDIX I(A)

                   CERTIFICATION BY FOREIGN PORTFOLIO MANAGER

The undersigned is purchasing securities of Softcare EC.Com Inc. (the "Issuer").

The undersigned hereby certifies that:

         (a) it is purchasing securities of the Issuer on behalf of managed accounts over which it has absolute discretion as to purchasing and selling, and in respect of which it receives no instructions from any person beneficially interested in such accounts or from any other person;

         (b) it carries on the business of managing the investment portfolios of clients through discretionary authority granted by those clients (a "portfolio manager" business) in_________________________________ [jurisdiction], and it is permitted by law to carry on a portfolio manager business in that jurisdiction;

         (c) it was not created solely or primarily for the purpose of purchasing securities of the Issuer;

         (d) the total asset value of the investment portfolios it manages on behalf of clients is not less than $20,000,000 (Cdn);

         (e) it does not believe, and has no reasonable grounds to believe, that any resident of British Columbia 6i a beneficial interest in any of the managed accounts for which it is purchasing; and

         (f) the Issuer has provided it with a list of the directors, senior officers and other insiders of the Issuer, and the persons that carry on investor relations activities for the Issuer (which list is attached as Schedule 'A" to this Appendix), and it does not believe, and has no reasonable grounds to believe, that any of those persons has a beneficial interest in any of the managed accounts for which it is purchasing, except as follows:


                  --------------------------------------------------------------

                  --------------------------------------------------------------
                  (name of insider(s) or person(s) carrying on investor relations activities for the Issuer that have a beneficial interest in an account)

The undersigned acknowledges that it is bound by the provisions of the British Columbia Securities Act including, without limitation, sections 87 and 111 concerning the filing of insider reports and reports of acquisitions. Dated at __________________, this _____________day of ___________, 2000.


                                              -------------------------------
                                              Name of Purchaser - please print)


                                              -------------------------------
                                              Authorized Signature)


                                              -------------------------------
                                              Official Capacity - please print)


                                              ------------------------------
                                              please print name of individual
                                              whose    signature appears above,
                                              if different from  printed above.)

                          SCHEDULE "A" TO APPENDIX I(A)

The following is a list of the directors, senior officers and other insiders of the Issuer and persons carrying on investor relations activities for the Issuer:

         Name                             Relation to Issuer

Martyn A. Armstrong                       President and Director

Gregg J. Sedun                            Director

Wayne D. Zielke                           Director

Randall M. Pierson                        Director

Douglas Sarkissian                        Secretary

                                  APPENDIX I(B)

                       CORPORATE PLACEE REGISTRATION FORM
Where subscribers to a private placement are not individuals, the following information about the placee be provided.

This Form will remain on file with the Exchange, therefore the corporation or other entity (the "Company") need only file it once, and it will be referenced for all subsequent private placements in which it participates. If any of the information provided in this Form changes, the Company must notify the Exchange prior to participating in further placements with Exchange listed companies.

     1.       Name of Company:


              ------------------------------------------------------------------

     2.       Address of Company's Head Office:


              ------------------------------------------------------------------


              ------------------------------------------------------------------

     3.       Jurisdiction of Incorporation:


              ------------------------------------------------------------------

     4.       (a)   If the Company will be purchasing securities as principal, please check the box and include the names and addresses of persons having a greater than 10% beneficial interest in the Company:


              ------------------------------------------------------------------


     5. The undersigned acknowledges that it is bound by the provisions of the British Columbia Securities Act including, without limitation, section 87 and 111 concerning the filing of insider reports and reports of acquisitions.

     6.       For Companies which are B.C. reporting issuers:

              If the Company will be purchasing as a portfolio manager, please check the [ ] box and complete the Additional Undertaking and Certification set out below.

Additional Undertaking and Certification - Portfolio Manager

If the undersigned is a portfolio manager purchasing as agent for accounts that are fully managed by it, the undersigned acknowledges that it is bound by the provisions of the Securities Act (British Columbia) (the "Act"), and undertakes to comply with all provisions of the Act relating to ownership of, and trading in, securities including, without limitation, the filing of insider reports and reports pursuant to Section 111 of the Act.

If the undersigned carries on business as a portfolio manager in a jurisdiction outside of Canada, the undersigned certifies that:

                                       -2-
         (a) it is purchasing securities of the Issuer on behalf of managed accounts over which it has absolute discretion as to purchasing and selling, and in respect of which it receives no instructions from any person beneficially interested in such accounts or from any other person;
         (b) it carries on the business of managing the investment portfolios of clients through discretionary authority granted by those clients (a "portfolio manager" business) in____________________________ [jurisdiction], and it is permitted by law to carry on a portfolio manager business in that jurisdiction;
         (c) it was not created solely or primarily for the purpose of purchasing securities of the Issuer;
         (d) the total asset value of the investment portfolios it manages on behalf of clients is not less than $20,000,000;
         (e) it does not believe, and has no reasonable grounds to believe, that any resident of British Columbia has a beneficial interest in any of the managed accounts for which it is purchasing; and
         (f) it has no reasonable grounds to believe, that any of the directors, senior officers and other insiders of the Issuer, and the persons that carry on investor relations activities for the Issuer has a beneficial interest in any of the managed accounts for which it is purchasing.

Dated at _____________________, this ______day of __________________, 2000.



                                             -------------------------------
                                             (Name of Purchaser - please print)


                                             -------------------------------
                                             (Authorized Signature)


                                             -------------------------------
                                             (Official Capacity - please print)


                                             -------------------------------
                                             (please print name of individual
                                             whose    signature appears above,
                                             if different from name of purchaser
                                             printed above.)

                                 APPENDIX II(A)
This is the form required under section 135 of the Rules and, if applicable, by an order issued under section 76 of the Securities Act.

                                  FORM 20A (IP)
                                 Securities Act

                     Acknowledgement of Individual Purchaser

1. I have agreed to purchase from Softcare EC.Com Inc. (the "Issuer") _________________________Special Warrants (the "Securities") of the Issuer, each Special Warrant is exchangeable at no additional cost for one common share (a "Share") and one half of one share purchase warrant (a "Warrant") of the Issuer. One whole Warrant will entitle the holder to purchase an additional common share of the Issuer at a price of $4.25 per share for a period of one year. The Issuer will use its best efforts to file an annual information form in Alberta to qualify the distribution of the Shares and the Warrants.

2. I am purchasing the Securities as principal and, on closing of the agreement of purchase and sale, I will be the beneficial owner of the Securities.

3. I [circle one] have/have not received an offering memorandum describing the Issuer and the Securities.

4.       I acknowledge that:

         (a) no securities commission or similar regulatory authority has reviewed or passed on the merits of the Securities, AND

         (b) there is no government or other insurance covering the Securities, AND

         (c)      I may lose all of my investment, AND

         (d) there are restrictions on my ability to resell the Securities and it is my responsibility to find out what those restrictions are and to comply with them before selling the Securities, AND

         (e) I will not receive a prospectus that the British Columbia Securities Act (the "Act") would otherwise require be given to me because the Issuer has advised me that it is relying on a prospectus exemption, AND

         (f) because I am not purchasing the Securities under a prospectus, I will not have the civil remedies that would otherwise be available to me, AND

         (g) the Issuer has advised me that it is using an exemption from the requirement to sell through a dealer registered under the Act, except purchases referred to in paragraph 5(g), and as a result I do not have the benefit of any protection that might have been available to me by having a dealer act on my behalf.

5.       I also acknowledge that: [circle one]

         (a) I am purchasing Securities that have an aggregate acquisition cost of $97,000 or more, OR

         (b) my net worth, or my net worth jointly with my spouse at the date of the agreement of purchase and sale of the security, is not less than $400,000, OR

         (c) my annual net income before tax is not less than $75,000, or my annual net income before tax jointly with my spouse is not less than $125,000, in each of the two most recent calendar years, and I reasonably expect to have annual net income before tax of not less than $75,000 or annual net income before tax jointly with my spouse of not less than $125,000 in the current calendar year, OR

         (d)      I am registered under the Act, OR

         (e) I am a spouse, parent, brother, sister or child of a senior officer or director of the Issuer, or of an affiliate of the Issuer, OR

         (f) I am a close personal friend of a senior officer or director of the Issuer, or of an affiliate of the Issuer, OR

         (g) I am purchasing securities under section 128(c) ($25,000 - registrant required) of the Rules, and I have spoken to a
                  person        [Name        of        registered        person:
                  _________________________________(the   "Registered  Person")]
                  who has advised me that the Registered Person is registered to trade or advise in the Securities and that the purchase of the Securities is a suitable investment for me.

6. If I am an individual referred to in paragraph 5(b), 5(c), or 5(d), I acknowledge that, on the basis of information about the Securities furnished by the Issuer, I am able to evaluate the risks and merits of the Securities because: [circle one]

         (a) of my financial, business or investment experience, OR

         (b)  I  have   received   advice  from  a  person   [Name  of  adviser:
          __________________(the "Adviser")] who has advised me that the Adviser is:

                  (i)    registered to advise,  or exempted from the requirement
                         to  be  registered   to  advise,   in  respect  of  the
                         Securities, and

                  (ii) not an insider of, or in a special relationship with, the Issuer.

The statements made in this report are true.


DATED______________________________,2000



                                             -----------------------------------
                                             Signature of Purchaser



                                             -----------------------------------
                                             Name of Purchaser


                                             -----------------------------------


                                             -----------------------------------
                                             Address of Purchaser

                                  APPENDIX III

1.       DEFINITIONS

1.1 In this Agreement, which includes the cover page and all of the Appendices, the following words have the following meanings unless otherwise indicated:

         (a) "1933 Act' means the Securities Act of 1933 (United States of America), as amended;

         (b) "Agency Agreement" means the agency agreement between the Agents and the Issuer dated for reference March 3, 2000;

         (c) "Agents" means Canaccord Capital Corporation, Research Capital Corporation and Haywood Securities Inc. or one of their sub-agents;

         (d) "AIF" has the meaning defined in the B.C. Policy and the Alberta AIF Rules;

         (e)      "Alberta Act" means the Securities Act,  (Alberta) S.A. 1981,
                  c. S-6. 1, as amended;

         (f) "Alberta AT Rules" means Alberta Securities Commission Rule 45-501 and Companion Policy 45-501 CP;

         (g)      "Alberta Commission" means the Alberta Securities Commission;

         (h) "Applicable Legislation" means the B.C. Act and the Alberta Act together with the regulations and rules made and promulgated thereunder and all administrative policy statements, blanket orders and rulings, notices, and other administrative directions issued by the Commissions;

         (i) "B.C. Act" means the Securities Act, (British Columbia) R.S.B.C. 1996, as amended,

         (j) "B.C. Blanket Order" means Blanket Order and Ruling #98/7, or any successor instrument, issued by the B.C. Commission;

         (k)      "B. C.  Commission'  means  the  British  Columbia  Securities
                  Commission;

         (l)      "B.C.  Policy' means British Columbia's Local Policy Statement
                  3-27,  or  any  successor  instrument,   issued  by  the  B.C.
                  Commission;

         (m)      "B.C. Rules" means the rules made under the B.C. Act;

         (n) "CDNX Policies" means the rules and policies of the Canadian Venture Exchange;

         (o) "Closing" means the day Special Warrants are issued to the Purchaser;

         (p)      "Commissions'  means  the  B.C.  Commission  and  the  Alberta
                  Commission;

         (q)      "Current AIF has the meaning defined in the B.C. Policy;

         (r) "Distribution" means the proposed issuance of Shares and Warrants to the holders of the Special Warrants on the deemed exercise of the Special Warrants;

         (s) "Eligibility Date' means the date on which the Issuer receives confirmation of filing of its AIF from the Alberta Commission and is in a position to deliver a certificate in the form contemplated by the Alberta AIF Rules to the Agent, upon the distribution of the Shares and Warrants which underlie the Special Warrants;

         (t)      "Exchange" means the Canadian Venture Exchange;

         (u)      "Exemptions"   means  the   exemptions   from  the  prospectus
                  requirements  under  section  74(2)(4)  of the  B.C.  Act  and section 107(l)(d) of the Alberta Act;

         (v)      "Filing   Deadline"  means  the  date  the  Private  Placement
                  documentation is required to be filed with the Exchange, or any extension thereof;

         (w)      "Final  Closing"  means the last  closing  under  the  Private
                  Placement;

         (x) "Private Placement" means the offering of the Special Warrants on the terms and conditions of the Agency Agreement;

         (y) "Qualifying Issuer" has the meaning defined in the B.C. Blanket Order and the Alberta AI Rules;

         (z)      "Regulation S" means  Regulation S promulgated  under the 1933
                  Act;

         (aa)     "Regulatory   Authorities"   means  the  Commissions  and  the
                  Exchange;

         (bb)     "Release Date" means:

                  (i) if the Purchaser is resident in British Columbia, that day which falls four months from the Closing;

                  (ii) if the Purchaser is resident in Alberta, the Eligibility Date or, if the Eligibility Date has occurred before that day which falls four months from the Closing, that day which falls four months from the Closing;

         (cc) "Securities" means the Special Warrants, the Shares, the Warrants and the Warrant Shares;

         (dd) "Shares" means the previously unissued common shares in the capital of the Issuer, as presently constituted, which will be issued upon the exercise or deemed exercise of the Special Warrants;

         (ee) "Special Warrants" means the special warrants of the Issuer to be offered by the Issuer pursuant to the Private Placement and which have the terms provided in this Agreement and in the certificates representing such special warrants and the Special Warrant Indenture,

         (ff) "Special Warrant Indenture* means the indenture made between the Trustee and the Issuer providing for the issuance of Special Warrants, satisfactory in form and substance to the Agents;

         (gg)     "Trustee" means Pacific Corporate Trust Company;

         (hh) "Warrants" means the share purchase warrants of the Issuer, which will be issued upon the exercise or deemed exercise of the Special Warrants and which have the terms provided in this Agreement and the certificates representing such share purchase warrants and the Warrant Indenture;

         (ii) "Warrant Indenture" means the indenture made between the Trustee and the Issuer providing for the issuance of Warrants, satisfactory in form and substance to the Agents; and

         (jj) "Warrant Shares" means the previously unissued common shares in the capital of the Issuer, as presently constituted, which will be issued on exercise of the Warrants.

1.2 In this Agreement, the following terms have the meanings defined in Regulation "S": "Directed Selling Efforts", "Foreign Issuer', "Substantial U.S. Market Interest", "U.S. Person" and 'United States".

2. PURCHASE AND SALE OF SPECIAL WARRANTS

2.1 The Purchaser was introduced to the Issuer by the Agents under the terms of the Agency Agreement.

2.2 The Special Warrants will be issued under the Special Warrant Indenture and registered in the name of the purchasers or their nominees.

2.3 Each Special Warrant will on exercise or deemed exercise entitle the holder to acquire one Share and one half of one Warrant without further payment or action on the part of the holder.

2.4 The Special Warrants may be exercised by the holder in whole or in part at any time after the Closing. Any unexercised Special Warrants will be deemed to be exercised on that day which is the earlier of:

         (a) 330 days from the Closing on which such Special Warrants were issued; and

         (b)      the fifth business day after the Release Date.

2.5 Upon exercise or deemed exercise, the Special Warrants will be automatically cancelled and will have no further force or effect.

2.6 Subject to the Applicable Legislation and the CDNX Policies, the Special Warrants will be non-transferable.

2.7 The Special Warrant Indenture will contain, among other things, provisions for the appropriate adjustment in the class and number of the Shares and Warrants and the exercise price of Warrants issued upon exercise or deemed exercise of the Special Warrants upon the occurrence of certain events, including any subdivision, consolidation or reclassification of the common shares of the Issuer, the payment of stock dividends and the amalgamation of the Issuer.

2.8 The issue of the Special Warrants will not restrict or prevent the Issuer from obtaining any other financing, or from issuing additional securities or rights prior to the deemed exercise of the Special Warrants.

2.9 The Issuer has filed a Current AIF in British Columbia and therefore, as long as the requirements of the B.C. Blanket Order are met, the Purchaser, if resident in British Columbia, will have the shortened hold period provided in the B.C. Policy.

2.10 The Issuer will use its best efforts to fide an AIF in Alberta and to have the Eligibility Date occur within 120 days immediately following the date of Closing and to otherwise comply with the Alberta AIF Rules in order to permit the Purchaser, if resident in Alberta, to have the shortened hold period provided therein.

2.11 If the Eligibility Date does not occur within the 120 days immediately following the Closing, the Issuer will continue to use its best efforts to have the Release Date for Securities held by Purchasers resident in Alberta occur prior to the date which is 330 days after the Closing.

3.       WARRANTS

3.1 The Warrants will be issued under the Warrant Indenture and registered in the name of the purchasers or their nominees.

3.2 The right to purchase a Warrant Share under a Warrant may be exercised at any time until the dose of business on the day which is 12 months from the date of issue of the Special Warrant under which such Warrant was issued to the holder.

3.3 One whole Warrant will entitle the holder, on exercise, to purchase one Warrant Share at a price of $4.25 per Warrant Share.

3.4 The Warrants will be non-transferable.

3.5 The certificates representing the Warrants will, among other things, include provisions for the appropriate adjustment in the class, number and price of the Warrant Shares issued upon exercise of the Warrants upon the occurrence of certain events, including any subdivision, consolidation or reclassification of the Issuer's common shares, the payment of stock dividends and the amalgamation of the Issuer.

3.6 The issue of the Warrants will not restrict or prevent the Issuer from obtaining any other financing, or from issuing additional securities or rights, during the period within which the Warrants may be exercised.

4.       WARRANTIES AND DISCLAIMER

4.1 The Purchaser acknowledges, represents, warrants and covenants to and with the Issuer that, as at the date given above and at the Closing:

         (a) no prospectus has been filed by the Issuer with the Commissions in connection with the issuance of the Special Warrants, the issuance is exempted from the prospectus requirements of the Applicable Legislation and that:

                  (i) the Purchaser is restricted from using most of the civil remedies available under the Applicable Legislation;

                  (ii) the Purchaser may not receive information that would otherwise be required to be provided to him under the Applicable Legislation; and

                  (iii) the Issuer is relieved from certain obligations that would otherwise apply under the Applicable Legislation;

         (b)      the Purchaser, wherever resident, is:

                  (i) purchasing sufficient Special Warrants so that the aggregate acquisition cost of the Special Warrants to the Purchaser is not less than $97,000, the Purchaser is not a corporation, partnership, trust, fund, association, or any other organized group of persons created solely, or used primarily, to permit the purchase of the Special Warrants (or other similar purchases) by a group of individuals whose individual share of the aggregate acquisition cost of the Special Warrants is less than $97,000, and the Purchaser is either:

                           (A) purchasing the Special Warrants as principal and no other person, corporation, firm or other organization will have a beneficial interest in the Special Warrants; or

                           (B) if not purchasing the Special Warrants as principal, is

                                    (I) duly   authorized  to  enter  into  this
                                        subscription    and   to   execute   all
                                        documentation  in  connection  with  the
                                        purchase  on behalf  of each  beneficial
                                        purchaser,  it being  acknowledged  that
                                        the Issuer may in the future be required
                                        by law  to  disclose  on a  confidential
                                        basis    to    securities     regulatory
                                        authorities   the   identity   of   each
                                        beneficial purchaser of Special Warrants
                                        for whom the  Purchaser  may be  acting;
                                        and is
                                        (a)    a   trust   company,    insurance
                                               company or financial  institution
                                               that  has been  authorized  to do
                                               business   under  the   Financial
                                               Institutions     Act     (British
                                               Columbia);
                                        (b)    an  adviser   who   manages   the
                                               investment  portfolio  of clients
                                               through  discretionary  authority
                                               granted  by one or  more  clients
                                               and  who  is   registered   as  a
                                               portfolio  manager under the B.C.
                                               Act  or  is   exempt   from  such
                                               registration;
                                        (c)    a  trust   company  or   insurer,
                                               authorized  under  the  laws of a
                                               province or  territory  of Canada
                                               other than  British  Columbia  to
                                               carry   on   business   in   such
                                               province or territory;
                                        (d)    a portfolio manager registered or
                                               exempt  from  registration  under
                                               the   laws  of  a   province   or
                                               territory  of Canada  other  than
                                               British Columbia; or
                                        (e)    a   portfolio    manager   in   a
                                               jurisdiction  other  than  Canada
                                               and has  provided the Issuer with
                                               a  certification  as  set  out in
                                               Appendix I(A) or if a corporation
                                               Appendix I(B), the certifications
                                               made  therein  being  repeated to
                                               the Issuer and the Agents herein;

                                    and it is purchasing the Special Warrants as an agent or trustee for accounts that are My managed by it, and the aggregate acquisition cost of the Special Warrants purchased for all the accounts managed by it is not less than $97,000; or

                                    (II)    is  acting  as agent for one or more
                                            disclosed principals,  each of which
                                            principals   is   purchasing   as  a
                                            principal  for its own account,  not
                                            for the benefit of any other person,
                                            and not with a view to the resale or
                                            distribution  of  all  or any of the
                                            Special  Warrants  and each of which
                                            principals  complies with Subsection
                                            4.1(b)(i) hereof;
         (c)      if resident in Alberta, the Purchaser is:
                  (i) purchasing sufficient Special Warrants such that the aggregate acquisition cost of the Special Warrants to the Purchaser is not less than $97,000, and the Purchaser is:
                           (A)      an individual;

                           (B)      a  corporation,  syndicate,  partnership  or
                                    other  form of  unincorporated  organization
                                    which   pre-existed   the  offering  of  the
                                    Special Warrants and has a bona fide purpose
                                    other  than   investment   in  the   Special
                                    Warrants; or
                           (C)      a  corporation,  syndicate,  partnership  or
                                    other  form of  unincorporated  organization
                                    created  to  permit  an  investment  in  the
                                    Special Warrants, where the individual share
                                    of the aggregate  acquisition  cost for each
                                    participant is not less than $97,000;
AND
                  (ii)     the Purchaser is either
                           (A) purchasing the Special Warrants as principal and no other person, corporation, firm or other organization will have a beneficial interest in the Special Warrants; or
                           (B) if not purchasing the Special Warrants as principal, is:
                                    (I)     duly  authorized  to enter into this
                                            Subscription    Agreement   and   to
                                            execute   all    documentation    in
                                            connection   with  the  purchase  on
                                            behalf of each beneficial purchaser,
                                            it acknowledges  that the Issuer may
                                            in the future be  required by law to
                                            disclose on a confidential  basis to
                                            securities  regulatory   authorities
                                            the  identity  of  each   beneficial
                                            purchaser  of Special  Warrants  for
                                            whom it may be acting; and is
                                            (a)      trading  for   accounts  My
                                                     managed  by  it  and  is  a
                                                     trust  corporation  trading
                                                     as trustee  or an agent,  a
                                                     portfolio  manager  trading
                                                     as an agent, or a person or
                                                     company trading as an agent
                                                     that,    except    for   an
                                                     exemption under the Alberta
                                                     Act    or     the     rules
                                                     thereunder,  is required to
                                                     be    registered    as    a
                                                     portfolio manager; or
                                            (b)      acting  as agent for one or
                                                     more disclosed  principals,
                                                     each of which principals is
                                                     purchasing  as a  principal
                                                     for  its own  account,  not
                                                     for  the   benefit  of  any
                                                     other person,  and not with
                                                     a  view  to the  resale  or
                                                     distribution  of all or any
                                                     of the Special Warrants and
                                                     each  of  which  principals
                                                     complies  with   Subsection
                                                     4.1(c)(i) hereof;
         (d) to the best of the Purchaser's knowledge, the Special Warrants were not advertised;
         (e) no person has made to the Purchaser any written or oral representations:
                  (i)     that  any  person  will  resell  or   repurchase   the
                          Securities;
                  (ii) that any person will refund the purchase price of the Special Warrants;
                  (iii) as to the future price or value of any of the Securities; or
                  (iv)    that the  Securities  will be listed  and  posted  for
                          trading on a stock exchange or that application has been made to list and post the Securities for trading on a stock exchange, other than the Exchange;
         (f)      this  subscription  has not been solicited in any other manner contrary to the Applicable Legislation or the 1933 Act;
         (g)      the  Purchaser  is not a  "control  person"  of the  Issuer as defined in the Applicable Legislation, will not become a "control person' by virtue of this purchase of any of the Securities, and does not intend to act in concert with any other person to form a control group of the Issuer;
         (h) the offer was not made to the Purchaser when he was in the United States and at the time the Purchaser's buy order was made to the Agents, the Purchaser was outside the United States;
         (i) the Purchaser is at arm's length (as that term is customarily defined) with the Issuer;
         (j) the Purchaser acknowledges that the Securities have not been registered under the 1933 Act and may not be offered or sold in the United States unless registered under the 1933 Act and the securities laws of all applicable states of the United States or an exemption from such registration requirements is available, and that the Issuer has no obligation or present intention of filing a registration statement under the 1933 Act in respect of the Special Warrants, the Shares or the Warrants;
         (k)      the Purchaser is not a U.S. Person;
         (l)      the  Purchaser  is not  and  will  not be  purchasing  Special
                  Warrants for the account or benefit of any U.S. Person;
         (m)      the Purchaser (or others for whom it is contracting hereunder)
                  has been  advised  to consult  its own legal and tax  advisors with respect to applicable resale restrictions and tax considerations, and it (or others for whom it is contracting hereunder) is solely responsible for compliance with applicable resale restrictions and applicable tax legislation;
         (n) the Purchaser has no knowledge of a "material fact" or "material change" (as those terms are defined in the Applicable Legislation) in the affairs of the Issuer that has not been generally disclosed to the public, save knowledge of this particular transaction;
         (o) the offer made by this subscription is irrevocable (subject to the Purchaser's right to withdraw his subscription and to terminate his obligations as set out in this Agreement) and requires acceptance by the Issuer and approval of the Exchange;
         (p) the Purchaser has the legal capacity and competence to enter into and execute this Agreement and to take all actions required pursuant hereto and, if the Purchaser is a corporation it is duly incorporated and validly subsisting under the laws of its jurisdiction of incorporation and all necessary approvals by its directors, shareholders and others have been given to authorize execution of this Agreement on behalf of the Purchaser,
         (q) the entering into of this Agreement and the transactions contemplated hereby will not result in the violation of any of the terms and provisions of any law applicable to, or the constating documents of, the Purchaser or of any agreement, written or oral, to which the Purchaser may be a part or by which he is or may be bound,
         (r) this Agreement has been duly executed and delivered by the Purchaser and constitutes a legal, valid and binding agreement of the Purchaser enforceable against the Purchaser;
         (s) the Purchaser has been independently advised as to the applicable hold period imposed in respect of the Securities by securities legislation in the jurisdiction in which the Purchaser resides and confirms that no representation has been made respecting the applicable hold periods for the Securities and is aware of the risks and other characteristics of the Securities and of the fact that the Purchaser may not be able to resell the Securities except in accordance with the applicable securities legislation and regulatory policies;
         (t) the Purchaser, and any beneficial purchaser for whom the Purchaser is acting, is resident in the province or jurisdiction set out on the cover page of this Agreement;
         (u) the Purchaser is capable of assessing the proposed investment as a result of the Purchaser's financial experience or as a result of advice received from a registered person other than the Issuer or any affiliates thereof;
         (v) if required by applicable securities legislation, policy or order or by any securities commission, stock exchange or other regulatory authority, the Purchaser will execute, deliver, file and otherwise assist the Issuer in filing, such reports, undertakings and other documents with respect to the issue of the Securities as may be required;
         (w) the Purchaser acknowledges that the Agents will receive a commission from the Issuer in connection with this Private Placement;
         (x) the Purchaser acknowledges that the offering of securities under this Private Placement is restricted to purchasers in Canada that are resident in British Columbia and Alberta only, and in such other jurisdictions outside of Canada and the United States, where such securities may be lawfully offered for sale; and
         (y) the Purchaser agrees that the above representations, warranties and covenants in this subsection will be true and correct both as of the execution of this subscription and as of the day of Closing.

4.2 The foregoing representations, warranties and covenants are made by the Purchaser with the intent that they be relied upon by the Issuer and the Agents in determining its suitability as a purchaser of Special Warrants, and the Purchaser hereby agrees to indemnify the Issuer and the Agents against all losses, claims, costs, expenses and damages or liabilities which any of them may suffer or incur as a result of reliance thereon. The Purchaser undertakes to notify the Issuer and the Agents immediately of any change in any representation, warranty or other information relating to the Purchaser set forth herein which takes place prior to the Closing.

4.3 The Issuer represents and warrants that, as of the date given above and at the Closing:

         (a) the Issuer and its subsidiaries, if any, are valid and subsisting corporations duly incorporated and in good standing under the laws of the jurisdiction in which they are incorporated, continued or amalgamated,
         (b) the Issuer and its subsidiaries, if any, are duly registered and licenced to carry on business in the jurisdictions in which they carry on business or own property where required under the laws of that jurisdiction;
         (c) the authorized and issued capital of the Issuer is as disclosed to the Exchange, and the outstanding shares of the Issuer are fully paid and non-assessable;
         (d) the Issuer will reserve or set aside sufficient shares in its treasury to issue the Shares on exercise or deemed exercise of the Special Warrants and the Warrant Shares on exercise of the Warrants and such common shares, on receipt of full payment therefor, will be duly and validly issued as fully paid and non-assessable;

         (e)      except as qualified  by the  disclosure  in all  prospectuses, filing statements, annual information forms, including the Issuer's Current AIF, and press releases filed with either of the Regulatory Authorities or the Offering Memorandum, if any, (the "Disclosure Record"), the Issuer is the beneficial owner of the properties, business and assets or the interests in the properties, business or assets referred to in the Disclosure Record, all agreements by which the Issuer holds an interest in a property, business or assets are in good standing according to their terms, and the properties are in good standing under the applicable laws of the jurisdictions in which they are situated;
         (f) the Disclosure Record, subscription form and all other written or oral representations made by the Issuer to the Purchaser in connection with the Private Placement is and will be accurate in all material respects and does and will omit no fact, the omission of which does or will make such representations misleading or incorrect;
         (g) the financial statements contained in the Offering Memorandum, if any, or most recently filed with the Commissions have been prepared in accordance with Canadian generally accepted accounting principles, accurately reflect the financial position and all material liabilities (accrued, absolute, contingent or otherwise) of the Issuer as of the date thereof, and no adverse material changes in the financial position of the Issuer have taken place since the date thereof, save in the ordinary course of the Issuer's business;
         (h) the Issuer has complied and will comply fully with the requirements of all applicable corporate and securities laws and administrative policies and directions, including, without limitation, the Applicable Legislation in relation to the issue and trading of its securities and in all matters relating to the Private Placement and the Distribution;
         (i) there is not presently, and will not be until the dosing of the Distribution, any material change, as defined in the Applicable Legislation, relating to the Issuer or change in any material fact, as defined in the Applicable Legislation, relating to any of the Securities which has not been or will not be fully disclosed in accordance with the requirements of the Applicable Legislation and the CDNX Policies;
         (j) the issue and sale of the Securities by the Issuer and the Agents does not and will not conflict with, and does not and will not result in a breach of, any of the terms of the Issuer's incorporating documents or any agreement or instrument to which the Issuer is a party;
         (k) neither the Issuer nor any of its subsidiaries is a party to any actions, suits or proceedings which could materially affect its business or financial condition, and to the best of the Issuer's knowledge no such actions, suits or proceedings are contemplated or have been threatened except as disclosed in the Disclosure Record;
         (l) there are no judgments against the Issuer or any of its subsidiaries, if any, which are unsatisfied, nor are there any consent decrees or injunctions to which the Issuer or any of its subsidiaries, if any, is subject;
         (m) this Agreement has been or will be by the Closing, duly authorized by all necessary corporate action on the part of the Issuer, and the Issuer has full corporate power and authority to undertake the Private Placement, and undertake the Distribution;
         (n) the Issuer is not in default of any of the requirements of the Applicable Legislation or any of the administrative policies or notices of the Regulatory Authorities
         (o) the Issuer is a "reporting issuer" within the meaning of the B.C. Act and the Alberta Act;
                                      -10-
         (p) no order ceasing or suspending trading in securities of the Issuer nor prohibiting the sale of such securities has been issued to and is outstanding against the Issuer or its directors, officers or promoters or against any other companies that have common directors, officers or promoters and no investigations or proceedings for such purposes are pending or threatened;
         (q) the Issuer satisfies and will satisfy all necessary requirements under the Exemptions in order to permit the sale of the Special Warrants to Purchasers who are qualified to purchase the Special Warrants under the Exemptions, pursuant to this Private Placement;
         (r) except as disclosed in the Disclosure Record or otherwise to the Regulatory Authorities no person has any right, agreement or option, present or future, contingent or absolute, or any right capable of becoming such a right, agreement or option, for the issue or allotment of any unissued shares in the capital of the Issuer or its subsidiaries, if any, or any other security convertible into or exchangeable for any such shares, or to require the Issuer or its subsidiaries, if any, to purchase, redeem or otherwise acquire any of the issued and outstanding shares in its capital;
         (s) the Issuer and its subsidiaries, if any, have filed all federal, provincial, local and foreign tax returns which are required to be filed, or have requested extensions thereof, and have paid all taxes required to be paid by them and any other assessment, fine or penalty levied against them, to the extent that any of the foregoing is due and payable, except for such assessments, fines and penalties which are currently 6eing contested in good faith;
         (t) the Issuer and its subsidiaries, if any, have established on their books and records reserves which are adequate for the payment of all taxes not yet due and payable and there are no liens for taxes on the assets of the Issuer or its subsidiaries, if any, except for taxes not yet due, and there are no audits of any of the tax returns of the Issuer or its subsidiaries, if any, which are known by the Issuer's management to be pending, and there are no claims which have been or may be asserted relating to any such tax returns which, if determined adversely, would result in the assertion by any governmental agency of any deficiency which would have a material adverse effect on the properties, business or assets of the Issuer or its subsidiaries, if any;
         (u) the Issuer owns or possesses adequate rights to use all material patents, trademarks, service marks, trade names, copyrights, trade secrets, information, proprietary rights and other intellectual property necessary for the business of the Issuer now conducted and proposed to be conducted, without any conflict with or infringement of the rights of others. The Issuer has received no communication alleging that the Issuer has violated or, by conducting its business as proposed, would violate any of the patents, trademarks, service marks, trade names, copyrights or trade secrets or other proprietary rights of any other person or entity. Neither the execution or delivery of this Agreement nor the carrying on of the business of the Issuer by the employees of the Issuer, nor the conduct of the business of the Issuer will conflict with or result in a breach of the terms, conditions, or provisions of or constitute a default under, any contract, covenant or instrument under which any of such employees is now obligated;
         (v) other than the Agents, no person, firm or corporation acting or purporting to act at the request of the Issuer is entitled to any brokerage, agency or finder's fee in connection with the transactions described herein;
         (w) the certifications in Appendix IV are true and correct and will be true and correct as of the date of the Closing; and
         (x)      the Issuer is, and will be at Closing, a Qualifying Issuer.

4.4 The representations and warranties contained in this Section will survive the Closing.

4.5 Both the Issuer and the Purchaser acknowledge that the Agents is acting as agent in this transaction and the Purchaser hereby acknowledges that all warranties, conditions, representations or stipulations, whether express or implied and whether arising hereunder or under prior agreement or statement or by statute or at common law are expressly those of the Issuer, other than those relating solely to the Agents. The Purchaser acknowledges that no information or representation concerning the Issuer has been provided to the Purchaser by the Issuer or the Agents other than those contained in this Agreement and the Disclosure Record and that the Purchaser is relying entirely upon this Agreement and the Disclosure Record. Any information given or statement made is given or made without liability or responsibility howsoever arising on the part of the Agents. No person in the employment of, or acting as agent of, the Agents has any authority to make or give any representation or warranty whatsoever in relation to the Issuer or the Special Warrants. Any information given or statement made is given or made without liability or responsibility howsoever arising on the part of the Agents, and the Issuer and the Purchaser hereby release the Agents from any claims that may arise in respect thereof.

5.       WITHDRAWAL OF SUBSCRIPTION AND CONTRACTUAL RIGHTS

The Purchaser reserves the right to withdraw this subscription and to terminate its obligations hereunder at any, time before Closing if the Agents terminates its obligations with respect to the Private Placement under the Agency Agreement and hereby appoints the Agents as its agent for the purpose of notifying the Issuer of the withdrawal or termination of this subscription.

6.       CLOSING

6.1 The Closing will take place within five business days of approval of the Private Placement by the Exchange, unless otherwise agreed between the Issuer and the Agents. The Purchaser acknowledges that, although Special Warrants may be issued to other purchasers under the Private Placement concurrently with the Closing, there may be other sales of Special Warrants under the Private Placement, some or all of which may close after the Closing. The Purchaser further acknowledges that there is a risk that insufficient funds may be raised on the Closing to fund the Issuer's objectives described in the Offering Memorandum, if any, and that further closings may not take place after the Closing.

6.2 On or before the Filing Deadline, the Purchaser will deliver to the Issuer or the Agents this subscription form, duly executed, and payment in full for the total price of the Special Warrants to be purchased by the Purchaser.

6.3 At Closing, the Issuer will deliver to the Agents the certificates representing the Special Warrants purchased by the Purchaser registered in the name of the Purchaser or its nominee against payment of:

         (a) 40% of the Proceeds (the "Escrowed Funds") to the Trustee to be held in accordance with the Special Warrant Indenture and the Trustee shall pay the same and any interest accrued thereon to the Issuer on the earlier of the Eligibility Date or 12 months from Closing; and

         (b)      the balance of the Proceeds to the Issuer.

6.4      Prior to the Filing Deadline, the Purchaser will deliver to the Issuer:

         (a) a fully executed Form 20A (IP) in the form set out in Appendix II(A), if required under the applicable Exemption;

         (b) if the Purchaser is a "portfolio manager" in a jurisdiction other than Canada, a fully executed certification in the form set out in Appendix I(A) or Appendix I(B), as appropriate; and

         (c) if the Purchaser is not an individual, a Corporate Placee Registration Form (the "Form") as set out in Appendix I(B), unless the' Form is already on file with the Exchange and the Exchange has been advised of any changes in the information provided in the Form, prior to the Purchaser participating in the Private Placement.

6.5 The Closing is subject to the Issuer having filed an AIF in British Columbia and having obtained and delivered a copy of the confirmation of filing the AIF from the B.C. Commission to the Agents.

7.  HOLD PERIOD

7.1  The  Purchaser   acknowledges  that  the  Securities  will  be  subject  to restrictions on resale until such time as:
         (a)      the appropriate "hold periods' have been satisfied, which:

                  (i) for residents of British Columbia, is at least four months from the date of issue of the Special Warrants; and

                  (ii)   for residents of Alberta, is:

                         (A) with respect to the Shares and Warrant Shares at least 12 months from the date of issue of the Special Warrants; and

                         (B) with respect to the Special Warrants and the Warrants at least 18 months from the date of issue of the Special Warrants;

                         or, if the Eligibility Date has occurred prior to the exercise of the Special Warrants, four months from the date of issue of the Special Warrants;

         (b) a further statutory exemption is available to the investor and, if such trade takes place within one year of Closing, the prior consent of the Exchange is obtained (unless the Release Date has occurred); or

         (c) an appropriate discretionary order is obtained pursuant to applicable securities laws.

7.3 The certificates representing the Securities will bear a legend denoting the restrictions on transfer imposed by the Applicable Legislation. The Purchaser agrees to sell, assign or transfer the Securities only in accordance with the requirements of applicable securities laws and such legends.

7.4 If resident in Alberta, the Purchaser acknowledges that they are required to file a first trade report prepared in accordance with Form 21 within 10 days of the first trade in any of the Securities with the Alberta Commission.

8.       MISCELLANEOUS

8.1 The Purchaser hereby irrevocably authorizes the Agents, in their sole discretion:
         (a) to act as the Purchaser's representative at the Closing, to receive certificates for Special Warrants subscribed for, the certifications in Appendix IV and the certificate required by the Alberta AIF Rules and to execute in its name and on its behalf all closing receipts and documents required; and

         (b)      to  waive,   in  whole  or  in  part,   any   representations,
                  warranties, covenants or conditions for the benefit of the Purchaser contained herein or in any agreement or document ancillary or related thereto.

8.2 The Purchaser hereby authorizes the Issuer to correct any minor errors in, or complete any minor information missing from the Certification by Foreign Portfolio Manager (Appendix I(A)), Corporate Placees Registration Form (Appendix I(B)) or the Form 20A (1P) (Appendix II(A)) which has been executed by the Purchaser and delivered to the Issuer.

8.3 The Issuer and the Agents will be entitled to rely on delivery by facsimile machine of an executed copy of this subscription, and acceptance by the Issuer of such facsimile copy will be equally effective to create a valid and binding agreement between the Purchaser and the Issuer in accordance with the terms hereof

8.4 Without limitation, this subscription and the transactions contemplated hereby are conditional upon and subject to the Issuer receiving the Exchange's approval of this subscription and the transactions contemplated hereby.

8.5 This agreement is not assignable or transferable by the parties hereto without the express written consent of the other party hereto.

8.6 Time is of the essence of this Agreement and will be calculated in accordance with the provisions of the Interpretation Act (British Columbia).

8.7 Except as expressly provided in this Agreement and in the agreements, instruments and other documents contemplated or provided for herein, this Agreement contains the entire agreement between the parties with respect to the Securities and there are no other terms, conditions, representations or warranties whether expressed, implied, oral or written, by statute, by common law, by the Issuer, by the Agents, or by anyone else.

8.8      The parties to this Agreement may amend this Agreement only in writing.

8.9 This Agreement enures to the benefit of and is binding upon the parties to this Agreement and their successors and permitted assigns.

8.10 A party to this Agreement will give all notices to or other written communications with the other party to this Agreement concerning this Agreement by hand or by registered mail addressed to the address given above.

8.11 This Agreement is to be read with all changes in gender or number as required by the context.

8.12 This Agreement will be governed by and construed in accordance with the laws of British Columbia, and the parties hereto irrevocably attorn and submit to the jurisdiction of the courts of British Columbia with respect to any dispute related to this Agreement.

                               END OF APPENDIX III



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                      APPENDIX IV - CERTIFICATION BY ISSUER
The Issuer certifies that:

         (a) the distribution of Special Warrants to the Purchaser pursuant to this Private Placement will be made by the Issuer in a security of its own issue;

         (b)      the Issuer is and will be at the Closing, a Qualifying Issuer;

         (c) the Issuer has filed or prior to Closing will have filed a Current AIF together with all supporting documents as set out in the B.C. Policy or its Former Policy (as that term is defined in the B.C. Blanket Order);

         (d) the Issuer has and will have filed all documents that are required to be filed under the continuous disclosure provisions of the B.C. Act and the B.C. Rules, including annual and interim financial information and annual reports, press releases disclosing material changes and material change reports;

         (e) the Issuer has not and will not have made a substantial transaction (as that term is used in the B.C. Policy) since its Current AIF, unless the Issuer has filed a material change report in compliance with section 5.14 of the B.C. Policy or an amended AIF in compliance with section 4.12 of the Former Policy; and

         (f) the Executive Director of the B.C. Commission has not advised the Issuer in writing that its securities are not eligible for the shorter hold period provided for in the B.C. Blanket Order.